EXHIBIT 99.2


                                 PRESS RELEASE

                    CHELSEA OIL AND GAS LTD. (OTCBB: COGLF)

                  CHELSEA OTCBB TICKER SYMBOL CHANGED TO COGLF

FOR IMMEDIATE RELEASE

CALGARY, AB, CANADA, OCTOBER 7, 2013 - Chelsea Oil and Gas Ltd. (formerly Australian-Canadian Oil Royalties Ltd.) (OTCBB: COGLF) ("Chelsea" or "the Company") announces that in conjunction with the corporate name change and merger with International TME Resources Inc. that was completed on October 2, 2013, our OTC symbol will be changed from AUCAF to COGLF effective October 7, 2013. This change does not affect any shares held.

We seek safe harbor.


About Chelsea

Chelsea Oil and Gas Ltd. is a junior oil and gas exploration and production company with assets in Australia. The Company has holds working interests in more than 6 million acres in the Georgina, Simpson, Surat and Cooper-Eromanga basins onshore Australia. In addition, the Company holds overriding royalty interests in more than 12 million acres in several basins in Australia both onshore and offshore. The Company is committed to growing shareholder value through the application of proven North American completion and enhanced recovery technologies including horizontal drilling, mutli-stage fracture stimulations, and waterflooding to its large, operated resource base.

For further information on Chelsea, please visit our website at www.chelseaoilandgas.com, or call:

+1-403-457-1959 (Office)
+1-800-290-8342 (Toll Free in the United States)